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                             June 6, 2024

       Xiaoqiu Zhang
       Chief Executive Officer
       Park Ha Biological Technology Co., Ltd.
       50 Xiuxi Road, Building 3, 14th floor
       Binhu District, Wuxi City, Jiangsu Province
       People   s Republic of China 214135

                                                        Re: Park Ha Biological
Technology Co., Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 10,
2024
                                                            CIK No. 0001986247

       Dear Xiaoqiu Zhang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 25, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise your disclosure here to include a cross reference of your more detailed discussion of
"Transfers of Cash to and from Our Subsidiaries" elsewhere in your filing, and to your
consolidated financial statements.
   2. Please revise your cover page to disclose, as you do on page 58, that "Ms. Zhang could have significant
influence on determining the outcome of any corporate transaction or other matter submitted
to the shareholders for approval, including mergers, consolidations, the election of
directors and other significant corporate actions."
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
June 6, 2024NamePark Ha Biological Technology Co., Ltd.
June 6,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary
Transfers of cash to and from our subsidiaries, page 4

3. We note your revised disclosure in response to prior comment 4 and your statement on page 4 that currently, there are "no restrictions imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong." We further note that Hong
         Kong is not included in your definition of "China" and "PRC." Please revise your disclosure here to discuss that, to the extent cash or assets of your business is in Hong
         Kong or your Hong Kong entities, such cash or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on you or your subsidiaries by the PRC government. Please also clarify throughout your filing, as appropriate, that risks of PRC regulations and influence apply to your Hong Kong subsidiary and holding company.
Risk Factors Summary, page 10

4. We note your revised disclosure in response to comment 7. Please revise your disclosure in this section to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Doing Business in the PRC, page 10

5. We note your disclosure here and throughout the filing that "[w]e are currently not required to obtain approval from Chinese authorities to list on U.S.
exchanges . . . ." To
         add context to this disclosure, please revise your disclosure here and as appropriate elsewhere in your filing to clarify, as you do on page 20, that you are required to file with the CSRC with respect to this offering to list on U.S. exchanges or issue securities to foreign investors.
Implications of Being an Emerging Growth Company, page 23

6. Here and throughout your Form F-1 in which you discuss being an emerging growth company, disclose your election consistently as to whether you have elected to opt-in to complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply under Section 102(b)(1) of the Sarbanes-
         Oxley Act of 2002 and that this election may result in your financial statements not being
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
June 6, 2024NamePark Ha Biological Technology Co., Ltd.
June 6,
Page 3 2024 Page 3
FirstName LastName
         comparable to companies that comply with public company effective dates.
Risk Factors, page 27

7. We note your revised disclosure in response to comment 9. Please further revise your disclosure as follows:

                We note your disclosure here and on page 11 that "[i]n light of recent events indicating further development by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of
              PRC laws and other obligations regarding data protection and any other rules . . . ."
              Revise your disclosure here, and in your risk factor summary on page 11, to note that the CAC may exert greater oversight or control over data security, particularly for companies seeking to list on a foreign exchange.

                Where you disclose in the risk factor on page 28 that "any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless," please remove your reference to "extreme."

                Given the Chinese government   s significant oversight and
discretion over the conduct
              of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. In this regard, you appear to highlight this risk as part of a larger discussion in your risk factor beginning on page 28. Make conforming changes to your summary risk factors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

8. We note the expanded analysis provided in response to comment 17. As previously requested, when multiple factors positively and/or negatively impact a line item, please quantify the impact of each factor. In this regard, we note that changes in (a) product sales franchisees, (b) selling and marketing expenses, (c) general and administrative expenses, and (d) research and development expenses were impacted by two factors. Refer to Item
         5.A of Form 20-F and Section 501.12.b. of the Financial Reporting Codification (i.e.,
         Release 33-8350, Section III.B.) for guidance.
9. Please provide a more comprehensive discussion and analysis of the material factors impacting income tax expense (benefit) for fiscal years 2023 and 2022. Based on your current analysis, the amount of income tax expense that would have been recognized using a 25% tax rate would have been $295,392 for fiscal year 2023 and $47,502 for fiscal year 2022, both of which differs from the actual amount recognized in the consolidated
 Xiaoqiu Zhang
Park Ha Biological Technology Co., Ltd.
June 6, 2024
Page 4
         statements of operations for each period.
Critical Accounting Policies and Estimates, page 79

10. We reissue comment 20, as the disclosures of your critical accounting policies and estimates appear to be a repetition of your significant accounting policies. Please revise your disclosures to identify the critical estimates used to prepare your consolidated financial statements and provide investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements to comply with the guidance in Section
         501.14 of the Financial Reporting Codification. Ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements.
         Provide investors with quantified information to the extent meaningful and available.
Accounts Receivable and allowance for credit losses, page 80

11. We note that you recognized a $152,108 charge for the allowance for credit losses, of which $84,671 is for accounts receivables and $62,602 is for loan receivables from franchisees. Please provide the specific facts and circumstances that lead to the significant increase in the allowance for expected credit losses for fiscal year 2023 compared to
         $6,442 for fiscal year 2022.
Regulations Relating to Cosmetic Products, page 106

12. We note your revised disclosure in response to prior comment 24. To the extent material, please disclose, as you did in your initial filing, the specific restrictions on special cosmetics. For example, we note your prior disclosure stating that "special cosmetics can only be produced and imported after being registered with the medical products administration of the State Council."
13. We note your response to comment 25, including your revised disclosure that "[e]xcept for a third-party brand product 'whitening and freckle removing freeze-dried powder,' as of the date of this prospectus, the record-filing for all of our products have been completed before they were marketed in accordance with applicable laws and regulations set forth above." We also note your disclosure on page 6 that "Guangzhou Axina Cosmetics
FirstName LastNameXiaoqiu Zhang
       Manufacturing Co., Ltd., has completed the registration with the NMPA for this
Comapany    NamePark
       'whitening       Ha Biological
                   and freckle  removing Technology   Co.,powder'
                                           freeze-dried    Ltd. product." Given
that these
June 6,disclosure
        2024 Pageappear
                    4      to conflict, please revise or advise.
FirstName LastName
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
June 6, 2024NamePark Ha Biological Technology Co., Ltd.
June 6,
Page 5 2024 Page 5
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-10

14.      We note the expanded disclosures you provided in response to comment
32. For your
         accounting policy for sales and deliveries of beauty products and devices to the franchisees, please disclose the significant payment terms in accordance with ASC 606-
         10-50-12.b. Address whether any discounts or volume discount incentives are offered to your franchisees, which would be variable consideration. In this regard, we note that the gross profit margin for products sold to franchisees is lower than products sold to non-
         franchisee customers. Refer to ASC 606- 10-50-17 and 50-20.
15. As previously requested in comment 33, please provide disclosures regarding your accounting for variable consideration, which includes discounts. In this regard, we note your disclosures on page 99 that you offer special franchise discount advertisements.
         Refer to ASC 606-10-50-12 and 50-17 through 50-20.
Note 19 - Subsequent Events, page F-21

16. Please disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).
General

17. We note that, throughout your registration statement, you reference the advice of your
         PRC legal counsel, including statements that you have been "advised by PRC legal counsel," "according to" your PRC legal counsel, or PRC legal counsel "has confirmed"
         compliance with certain regulations. Please clarify whether and to what extent these statements indicate that you are relying on an opinion of counsel. If so, please revise in all applicable areas to state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained. Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at
202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      William S. Rosenstadt